Filing pursuant to Rule 425 under the
Securities Act of 1933, as amended

Filer: Huntington Bancshares Incorporated
Subject Company: Unizan Financial Corp.
Subject Company’s Exchange Act file number: 0-13270

Forward-looking Statements

This filing contains certain forward-looking statements, including certain plans, expectations, goals, and projections, and including statements about the benefits of the merger between Huntington and Unizan, which are subject to numerous assumptions, risks, and uncertainties. Actual results could differ materially from those contained or implied by such statements for a variety of factors including: the businesses of Huntington and Unizan may not be integrated successfully or such integration may take longer to accomplish than expected; the expected cost savings and any revenue synergies from the merger may not be fully realized within the expected timeframes; disruption from the merger may make it more difficult to maintain relationships with clients, associates, or suppliers; the required governmental approvals of the merger may not be obtained on the proposed terms and schedule; Unizan’s stockholders may not approve the merger; changes in economic conditions; movements in interest rates; competitive pressures on product pricing and services; success and timing of other business strategies; the nature, extent, and timing of governmental actions and reforms; and extended disruption of vital infrastructure; and other factors described in Huntington’s 2002 Annual Report on Form 10-K/A, Unizan’s 2002 Annual Report on Form 10-K, and documents subsequently filed by Huntington and Unizan with the Securities and Exchange Commission. All forward-looking statements included in this news release are based on information available at the time of the release. Neither Huntington nor Unizan assume any obligation to update any forward-looking statement.

Additional Information About the Merger and Where to Find It

Huntington and Unizan will be filing relevant documents concerning the transaction with the Securities and Exchange Commission, including a registration statement on Form S-4 which will include a proxy statement/prospectus. Stockholders will be able to obtain a free copy of the proxy statement/prospectus, as well as other filings containing information about Huntington and Unizan, at the Securities and Exchange Commission’s internet site (http://www.sec.gov). Copies of the proxy statement/prospectus and the filings with the Securities and Exchange Commission that will be incorporated by reference in the proxy statement/prospectus can also be obtained, without charge, by directing a request to Huntington Bancshares Incorporated, Huntington Center, 41 South High Street, Columbus, Ohio 43287, Attention: Investor Relations, 614-480-4060, or Unizan Financial Corp., 220 Market Avenue South, Canton, Ohio 44702, Attention: Media Relations, 330-438-4858.

Stockholders are urged to read the proxy statement/prospectus, and other relevant documents filed with the Securities and Exchange Commission regarding the proposed transaction when they become available, because they will contain important information.

The directors and executive officers of Unizan and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed merger. Information regarding Unizan’s directors and executive officers is available in its proxy statement filed with the SEC by Unizan on March 14, 2003. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

An Expanding Ohio Presence and

Forward Looking Comments This presentation contains certain forward-looking statements, including certain plans, expectations, goals, and projections, and including statements about the benefits of the merger between Huntington and Unizan, which are subject to numerous assumptions, risks, and uncertainties. Actual results could differ materially from those contained or implied by such statements for a variety of factors including: the businesses of Huntington and Unizan may not be integrated successfully or such integration may take longer to accomplish than expected; the expected cost savings and any revenue synergies from the merger may not be fully realized within the expected timeframes; disruption from the merger may make it more difficult to maintain relationships with clients, associates, or suppliers; the required governmental approvals of the merger may not be obtained on the proposed terms and schedule; Unizan's stockholders may not approve the merger; changes in economic conditions; movements in interest rates; competitive pressures on product pricing and services; success and timing of other business strategies; the nature, extent, and timing of governmental actions and reforms; and extended disruption of vital infrastructure; and other factors described in Huntington's 2002 Annual Report on Form 10-K/A, Unizan's 2002 Annual Report on Form 10-K, and documents subsequently filed by Huntington and Unizan with the Securities and Exchange Commission. All forward-looking statements included in this news release are based on information available at the time of the release. Neither Huntington nor Unizan assume any obligation to update any forward-looking statement.

A Good Strategic Fit Strengthens Ohio presence Attractive financial benefits Low execution risk

Strengthens Ohio Presence Ohio deposit market share... 5.4% to 6.5% Three new markets Canton 19% deposit market share - #2 Newark 13% deposit market share - #2 Zanesville 43% deposit market share - #1 Enhanced deposit market share Dayton-Springfield 4% to 6% Columbus 18% to 19%

A Stronger Ohio Presence HBAN Offices ATMs Ohio HBAN 162 361 UNIZ 43 56 Combined 205 417 Other states 176 334 Total 381 751 UNIZ

A Stronger Ohio Presence Deposits as of June 30, 2003 Source - SNL Financial as of 1-23-04

Attractive Financial Benefits Immediately accretive to both GAAP and cash EPS (excluding merger charges) 0.72% and 1.01% accretion to GAAP EPS in 2004 and 2005, respectively 0.74% and 1.49% accretion to cash EPS in 2004 and 2005, respectively Reduces auto loan and lease concentration... 28% to 26%

Low Execution Risk Retention of local management Familiarity with management Similar "local bank" business culture Low credit risk Conservative cost savings Single bank charter Single technology platform Right sized acquisition

Transaction Summary Price Per Share: $ 26.39 * Transaction Value: $587MM Fixed Exchange Ratio: 1.1424 HBAN shares Market Premium: 15% (over the 1-26-04 closing price) Consideration: 100% stock (10% share repurchase to follow) Anticipated Closing: 2Q04 Structure: Tax-free exchange * Based on HBAN's 1-26-04 closing price of $23.10

Reasonable Multiples Transaction Comparable Multiples Transactions (1) Price/LTM EPS 20.3 X (2) 22.5 X Price/estimated EPS 14.3 (3) 19.5 Price/stated book value 189.4% (2) 242.2 % Price/tangible book value 299.9 (2) 276.4 Core deposit premium 23.6 (2) 23.29 Market premium 15.0 (4) 19.9 (1) Median of U.S. bank transactions announced since 12/31/02 with deal values between $250 MM and $1 B (2) @ 9/30/03 (3) UNIZ's estimated 2004 EPS reflects the annualized after-tax impact of balance sheet restructuring and fair market value adjustments excluding cost savings. (4) Based on UNIZ's closing price of $22.95 on 1/26/04

Pro Forma GAAP Earnings Pro Forma for: Pro Forma for: 2004 1 2005 HBAN First Call EPS Estimates $1.65 $1.79 UNIZ First Call EPS Estimates 2 1.18 1.28 HBAN First Call Earnings $382.8 $415.3 UNIZ First Call Earnings 2 13.1 28.3 Cost of Funds for Share Buyback (.9) (1.8) Anticipated Cost Savings 3 4.1 10.9 Balance Sheet Restructuring 4.6 8.3 Purchase Accounting Adjustments 4 .9 (.2) Pro Forma Net Income $404.6 $460.8 Pro Forma GAAP EPS $1.66 $1.81 HBAN's Current First Call Estimate $1.65 $1.79 Accretion .72% 1.01% Assumes a June 30, 2004 closing, and excludes one-time restructuring charge First Call median 2004 estimate, grown at 8.5% for 2005 Assumes 25% of Unizan's core NonInterest expense Includes amortization of Trust and Core Deposit Intangibles, as well as accretion from Fair Market Value Adjustments MM MM MM MM

Pro Forma Cash Earnings Pro Forma for: Pro Forma for: 2004 1 2005 HBAN Cash Net Income 2 $383.3 $415.8 UNIZ First Call Earnings 2 14.1 30.4 Cost of Funds for Share Buyback (.9) (1.8) Anticipated Cost Savings 3 4.1 10.9 Balance Sheet Restructuring 4.6 8.3 Pro Forma Net Income $405.2 $463.6 Pro Forma Cash EPS $1.66 $1.82 HBAN's Current Cash Estimate $1.65 $1.79 Accretion .74% 1.49% Assumes a June 30, 2004 closing, and excludes one-time restructuring charge GAAP EPS estimates plus pro forma intangible amortization; Unizan's 2004 GAAP estimate is grown at 8.5% for 2005 Assumes 25% of Unizan's core NonInterest expense MM MM MM MM

Estimated Cost Savings Percent of ($ MM) Unizan's Expenses Salary and benefits $11.3 16.8% Other expenses 5.5 8.2 Total cost savings, pre-tax $16.8 25.0% Total cost savings, after-tax $10.9

Estimated Merger Charges ($ MM) Severance and other personnel related $13.2 Conversion and integration 4.5 Contract termination 3.0 Transaction costs 2.9 Other charges 2.0 Total charges, pre-tax $25.6 Total charges, after-tax $19.9

Impact on Capital (1) Projected TCE ratio trends: 12/03 actual 6.80% 6/04 @ close 6.47% 12/04 6.62% 12/05 6.87% TCE ratio rebuilds rapidly Consistent with TCE 6.50%-6.75% target Reduced concentration of auto loans and leases... 28% @ 12/03 26% (1) Assumes no additional capital management and 7% asset growth

HBAN UNIZ Combined ($MM) $ % $ % $ % Total C&I and CRE $ 9,486 42.5% $ 920 46.5% $10,406 42.8% Total Aircraft 0 0.0 133 6.8 133 0.5 Auto Loans and leases 4,894 21.9 90 4.5 4,984 20.5 Home Equity 3,792 17.0 342 17.4 4,167 17.1 Residential RE 2,531 11.3 450 22.9 2,981 12.3 Other Consumer 373 1.7 33 1.7 373 1.5 Total Consumer 11,589 51.9 915 46.5 12,504 51.5 Total Loans & Leases 21,075 94.4 1,968 100.0 23,043 94.8 Auto Operating Leases 1,260 5.6 0 0.0 1,260 5.2 Total $22,335 100.0% $1,968 100.0% $24,303 100.0% Total Auto Exposure $ 6,154 27.7% $ 90 4.5% $ 6,244 25.7% Non-interest Bearing Deposits $ 6,411 34.7% $ 207 10.6% $ 6,618 32.3% Interest Bearing Deposits 12,076 65.3 1,769 89.5 13,845 67.7 Total Deposits $18,487 100.0% $1,976 100.0% $20,464 100.0% Total Equity $ 2,275 $ 303 $ 2,578 Total Assets $30,484 $2,727 $33,211 Combined Loans and Deposits - 12/31/03

Summary Complementary business culture Local bank decision-making Access to national resources Builds on Ohio franchise Financially attractive Accretive Conservative assumptions No reliance on revenue enhancements Low risk integration Adds niche businesses SBA lending Personal aircraft lending

Additional Information About the Merger and Where to Find It Huntington and Unizan will be filing relevant documents concerning the transaction with the Securities and Exchange Commission, including a registration statement on Form S-4 which will include a proxy statement/prospectus. Stockholders will be able to obtain a free copy of the proxy statement/prospectus, as well as other filings containing information about Huntington and Unizan, at the Securities and Exchange Commission's internet site (http://www.sec.gov). Copies of the proxy statement/prospectus and the filings with the Securities and Exchange Commission that will be incorporated by reference in the proxy statement/prospectus can also be obtained, without charge, by directing a request to Huntington Bancshares Incorporated, Huntington Center, 41 South High Street, Columbus, Ohio 43287, Attention: Investor Relations, 614-480-4060, or Unizan Financial Corp., 220 Market Avenue South, Canton, Ohio, 44702, Attn: Media Relations, 330-438-4858. Stockholders are urged to read the proxy statement/prospectus, and other relevant documents filed with the Securities and Exchange Commission regarding the proposed transaction when they become available, because they will contain important information. The directors and executive officers of Unizan and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed merger. Information regarding Unizan's directors and executive officers is available in its proxy statement filed with the SEC by Unizan on March 14, 2003. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

The Local Bank With National Resources